September 28, 2010

Amanda Ravitz
Branch Chief – Legal
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:        Healthy Fast Food, Inc.
Amendment No. 6 to
Registration Statement on Form S-1
Filed on September 15, 2010
File No. 333-164096

Dear Ms. Ravitz:

On behalf of Healthy Fast Food, Inc. (the “Company” or “HFFI”), Amendment No. 7 to the registration statement on Form S-1 is being filed.

This letter responds to the telephonic comments of the Staff issued on September 27, 2010.  The Staff's comments are set forth below, together with the Company’s responses.

To assist the staff in its review of this Amendment, we are sending three hard copies of this letter, together with three hard copies of the Amendment, including exhibits, marked to show all of the changes.  The numbers circled in the margin correspond to the number of the comment.

Outside Front Cover Page of the Prospectus

1.
We note your response to our prior comment one.  The phrase "equal to or at a discount" is unclear.  Please revise to include either bona fide prices or price ranges for each security offered.  Please indicate how you are satisfying the disclosure requirements of Item 501(b) of Regulation S-K.

Response:  The instruction to paragraph 501(b)(3) states:  “If it is impracticable to state the price to the public, explain the method by which the price is to be determined. If the securities are to be offered at the market price, or if the offering price is to be determined by a formula related to the market price, indicate the market and market price of the securities as of the latest practicable date.”

Amanda Ravitz
Branch Chief – Legal
Division of Corporation Finance
Securities and Exchange Commission
September 28, 2010

A formula will not be used to determine the offering price.  Instead, the Company and the representative of the underwriters will negotiate the final offering price taking into consideration a number of factors.  Among the most important of these factors is the current quotation price for the common stock.  The representative will also consider the reactions and the indications of interest it receives from brokers who receive a copy of the preliminary prospectus.  Put differently, during discussions with the brokers a price point will emerge which provides the representative with the greatest opportunity (i.e., the number of orders) to sell the deal.

Accordingly, an additional sentence has been added to the second paragraph on the prospectus cover page to explain the method by which the price is to be determined.

Market for Common Equity and Related Stockholder Matters, page 18

2.
We note your response to our prior comment two, and we reissue the comment.  Please revise to identify the principal trading market for your common stock.  Additionally please indicate the source of the quotations provided.

Response:   Language has been added to the second and third paragraphs on page 18 of the prospectus to indicate that the information contained in the table reflects quotations on the OTC Bulletin Board and that since August 9, 2010, the Company’s stock has been quoted exclusively on the Pink Sheets.

Exhibit 5.1

3.	Please provide a revised legal opinion to reflect the reduced number of units being offered.

Response:  Complied.  See Exhibit 5.1 filed with this amendment.

Please contact the undersigned with any additional questions or comments you may have.

Sincerely,

/s/ Fay M. Matsukage

Fay M. Matsukage

Enclosure

Cc:	Healthy Fast Food, Inc.
L.L. Bradford & Company, LLC
Holland & Knight LLP